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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SURGE GLOBAL ENERGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

86880T100
(CUSIP Number)

Deepak Nanda, Esq.
Foley & Lardner LLP
2029 Century Park East, Suite 3500
Los Angeles, California 90067-3021
(310) 277-2223
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JULY 25, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 86880T100	13D	Page 1 of 5 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) E. Jamie Schloss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 2,822,222
BENEFICIALLY OWNED	8	SHARED VOTING POWER -0-
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,822,222
PERSON WITH:	10	SHARED DISPOSITIVE POWER -0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,822,222
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.15% *
14		TYPE OF REPORTING PERSON IN

        *    The calculation of the foregoing percentage is based upon 27,587,097 shares of Surge Global Energy, Inc. common stock outstanding as of August 11, 2006 as set forth in its Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 21, 2006, and also assumes the exercise of 222,222 options held by Mr. Schloss to purchase shares of common stock exercisable within sixty (60) days hereof.

CUSIP No. 86880T100	13D	Page 2 of 5 Pages

SCHEDULE 13D

Introduction

This Amendment No. 3 to the Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) is being filed to amend the information in the Reporting Person’s (as that term is defined below) original Statement of Beneficial Ownership on Schedule 13D, as amended by the Reporting Person’s Amendment No. 1 and Amendment No. 2 thereto, filed with the Securities and Exchange Commission (“SEC”) on October 19, 2004, December 13, 2004 and March 28, 2006, respectively.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock (“Common Stock”) of Surge Global Energy, Inc., a Delaware corporation (the “Company”). The Company’s principal offices are located at 12220 El Camino Real, Suite 410, San Diego, California 92130.

Item 2.	Identity and Background.

(a-b)     This Schedule 13D is being filed by E. Jamie Schloss (the “Reporting Person”). The address of the Reporting Person is 73-175 Amber Street, Palm Desert, California 92260.

(c)     The Reporting Person is a former director of the Company and its former chief financial officer.

(d-e)     During the last five years, the Reporting Person has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the shares of Common Stock for general investment purposes. The source of funds for the Reporting Person for the acquisitions was personal funds. The net investment cost of the shares of Common Stock owned by the Reporting Person is $330,000.00.

Item 4.	Purpose of Transaction.

The shares of Common Stock owned by the Reporting Person were acquired for investment purposes only. Other than as set forth above in this Item 4, the Reporting Person has no existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person may in the future engage in and may plan for his engagement in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 86880T100	13D	Page 3 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, the Reporting Person could be deemed the beneficial holder of 2,822,222 shares of Common Stock of the Company, constituting 10.15% of the Company’s outstanding Common Stock (see Calculating the Percentage Ownership below). Of the 2,822,222 shares of Common Stock beneficially owned by the Reporting Person, the total includes: (i) 2,200,000 shares of Common Stock held directly by the Reporting Person; (ii) 400,000 shares of Common Stock held by Castle Rock Resources, Inc., a corporation wholly-owned by the Reporting Person (“Castle Rock”); and (iii) options to purchase 222,222 shares of Common Stock. The options are exercisable by the Reporting Person within sixty (60) days of the date hereof at the per share price of $0.65.

The 400,000 shares of Common Stock held by Castle Rock were acquired, at $0.25 per share, on July 11, 2006, pursuant to the exercise of an option held by Castle Rock.

Of the shares of Common Stock reported as beneficially owned by the Reporting Person, 700,000 shares are subject to an option to acquire, at $0.65 per share, the shares from the Reporting Person by the Company, which option expires on September 30, 2006. For more information on this option arrangement, see the Schedule 13D (Amendment No. 2) filed by the Reporting Person with the SEC on March 28, 2006.

Calculating the Percentage Ownership: The percentages calculated above are based upon 27,587,097 shares of Common Stock of the Company outstanding as of August 11, 2006, as set forth in the Company’s Quarterly Report on Form 10-QSB for the period ended June 30, 2006, and also assumes the exercise of 222,222 options to purchase shares of Common Stock exercisable by the Reporting Person within sixty (60) days hereof.

(b)     The Reporting Person has: (i) sole power to vote or to direct the vote of 2,822,222 shares of Common Stock; and (ii) sole power to dispose or to direct the disposition of 2,822,222 shares of Common Stock.

(c)     There were no transactions in the Common Stock by the Reporting Person during the prior sixty (60) days, other than as described above in this Item 5 and as described in Item 6 below.

(d)     No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person, other than as described above in this Item 5.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 25, 2006, the Reporting Person granted an option to Steven Heard to acquire 2,100,000 shares of the Reporting Person’s Common Stock. The option expired per its terms on August 26, 2006. The option was exercisable by Mr. Heard at $1.25 per share. No consideration was given for the option. Had it been exercised, the option would have been subject to an executed definitive agreement between the parties, compliance with all SEC and other customary conditions and applicable legal requirements.

CUSIP No. 86880T100	13D	Page 4 of 5 Pages

Item 7.	Materials To Be Filed as Exhibits.

(1)     Not applicable.

(2)     Not applicable.

(3)     No written agreement was entered into between the Reporting Person and the person identified in Item 6 with respect to the transaction described in Item 6.

CUSIP No. 86880T100	13D	Page 5 of 5 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2006

/s/ E. Jamie Schloss
E. JAMIE SCHLOSS